October 8, 2008

VIA EDGAR AND FACSIMILE (202) 772-9205
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Collin Webster, Staff Attorney

Re:	Datone, Inc. (the “Company”)
Amendment No. 2 to
Registration Statement on Form 10-SB
Filed February 1, 2008
File No. 000-53075

Dear Mr. Webster:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 12, 2008, addressed to Mr. Craig Burton, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to its filing of Form 10-SB.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Amendment No. 2 to Form 10 have been referenced. The Company has updated its unaudited financial statements for the quarter ended June 30, 2008 and June 30, 2007.

General

1.
We note your response to prior comment one, including your statement that you recently provided notice to FINRA, regarding the dividend distribution. However because you have not changed the record date from August 23, 2006, you have not complied with the 10 day notice requirement of Rule 10b-17. As a result, please discuss your non-compliance with Rule 10b-17 in the information statement and discuss any potential liability the company may face as a result of not providing proper notice pursuant to the rule. Of particular interest is the potential liability to USIP shareholders who may have sold their shares after August 24, 2006 but before your March 2008 Rule 10b-17 notice.

Response:

The Company acknowledges that it had not complied with the 10 day notice requirement of Rule 10b-17. However, as there has not been any sale of shares by USIP shareholders after August 24, 2006 and before the March 2008 Rule 10b-17 notice, the Company does not believe that it faces any potential liability for having not provided proper notice pursuant to the rule. Please see revisions to the information statement in the Summary portion for a discussion on this.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

2.	We note that Form 10 automatically became effective on April 1, 2008. However, since that date you have not filed any Exchange Act reports. Please advise.

Response:

The Company’s CEO, Mr. Craig Burton received a call from Ms. Jessica Plowgian, the former SEC attorney-advisor, informing him that the Company did not have to file its annual report on Form 10-K if the annual audited financial statements would be included in its amended registration statement pursuant Rule 13a-1. Because of further delay in getting its audit completed, the Company was due to file its first quarterly report on Form 10-Q by the time the audit was completed. As a result, the Company not only updated its audited annual financial statements but also included its financial statements for the quarter ended March 31, 2008 in its last amended registration statement.

Explanatory Note, page 2

3.
We note your response to prior comment three. Please provide the information in your response in the body of your registration statement, regarding the reasons why the spin-off was delayed, and whether the conditions for the spin-off will be met in time for the dissemination of the information statement.

Response:

Please see the revisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

4
We note your response to prior comment five. Please further revise your registration statement to provide more detailed disclosure regarding the cause for material changes in your financial condition. For example, on page 16 you disclose a decrease in professional fees of approximately 89%. You also disclose a 142% increase in insurance expense. However, you do not explain the reason for such a large increase. Please revise this section accordingly, explaining all material changes.

Response:

Professional fees decreased from 2006 to 2007 because in 2006 the expenses were allocated among three companies, namely USIP and its subsidiaries, NB Telecom and Datone, Inc. which increased the balance in 2006. The 2007 balance is more aligned with actual results. The same explanation applies to insurance expense. In 2006 insurance expense was lower because the Company allocated expenses to the same three companies. In 2007 the expenses were not allocated, so the balance is more in line with actual results. Please see the revisions in the Management, Discussion and Analysis.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

5.
We note your response to prior comment six. We note that your main revenue streams are being drastically reduced, or eliminated. For example, we note on page 15 that you will no longer be selling phone cards. Furthermore, we note your statement at the top of page 15 that you have reduced your network of payphones by approximately25% year after year, and that you anticipate that this reduction will continue. As this will likely affect your coin revenue and service/repair revenue, please further elaborate on management’s plan for locating its payphones in “high revenue locations”.

Response:

We stopped selling phonecards in 2007 due to less demand for phonecards and therefore less profitability. As a growing trend the payphone business is in decline because of the increased use in wireless communications and lower costs in the wireless industry. This trend will continue so all revenue will see a decline in the go forward. There are still some niche locations that generate revenue and we are seeking out those locations. We just installed 8 phones in June 2008 at a high traffic location which we anticipate will help offset lower revenue and also we are constantly trying to sell phones that have been removed from unprofitable locations. Our main competition in the payphone business is Verizon Communications. They typically own the prime locations (example, bus and train stations, airports, inner-city phones). We try to secure some of their locations when their contract expires with the business establishment or when there is a change in ownership. Then we secure a new contract with the business owner and displace the existing Verizon phones.

6.
We note your response to comment seven, including your disclosure regarding the number of company-owned payphones. However, we could not locate disclosure regarding the number of privately-owned payphones. Please disclose this information, or direct us to where the information is located in the current amendment.

Response:

The number of company-owned phones is a fixed number that is monitored closely. However, the Company does not monitor privately owned phones that it has sold over the years. Some buyers of phones have gone out of business or relocated and the Company does not keep tabs on them.

7.
We note your response to prior comment 12. Please further revise to provide more detailed, quantified disclosure regarding the anticipated costs you will incur as a public company and whether management expects to remain a public company following the spin-off.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

Noted. Please see revisions.

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007, page 11

8.
We note your statement that the increase in non-coin call revenue, which consists of primarily dial-around revenue increased primarily due “to proper classification and recording of the dial around revenue. There was no accrual before. Payments are now received quarterly so we are now accruing them monthly.” Please advise:

•	Explain what you mean by this statement and why there was a change.
•	Tell us and disclose how you previously classified and recorded dial around revenue. Refer to your basis in accounting literature.
•	Tell us how this statement reconciles to your response to our prior comment 27.

Response:

GAAP (SAB No. 101) requires the Company to recognize revenue when earned. In the past, we were recording the revenue when the money was wired deposited into our account. We are now recording a monthly accrual and adjusting the revenue to actual on a quarterly basis. The revenue is estimated monthly based on prior quarter’s actual receipts. We then adjust the balance accordingly after the money has been received through a wire into our bank account. The revenue in our unaudited financial statements for the three months ended March 31, 2007 was misstated. We have corrected the mistake in our unaudited financials statements for the six month ended June 30, 2007, to include dial around revenue of $25,500..The dial around revenues were properly accrued for the six months ended June 30, 2008 as described in our accounting policy. Similarly, we have corrected the analysis of results of operations for revenues under Management’s Discussion and Analysis of Financial Condition and Results of Operations.

9.
We note your response to our prior comment 15 and your revised disclosure which states “we only receive service revenue from company-owned payphones.” It is still not clear to us why you would receive and record service revenue in your financial statements if you owned the payphone. Please revise or advise.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

We have changed the term “company-owned payphones” to “privately-owned payphones” to properly reflect the source of service and repair revenue. Please see revisions.

Results of Operations for the Years Ended December 31. 2007 and 2006. page 14

Revenue

10.
We note your response to our prior comment 26 which stated that equipment sales of used pay phones were recorded in other income. However, your disclosure of results of operations for revenue discusses equipment sales and states payphones will be sold when they are determined to be unprofitable. As such, your response and your disclosure seem to contradict each other with regard to where equipment sales and used payphone sale revenue is recorded. Please revise and advise.

Response:

The statement regarding the sales of unprofitable payphones was intended to explain why we have fewer payphones than in the past. Accordingly we have added a sentence to clarify that the proceeds from the sale of the unprofitable payphones are excluded from revenue. Please see the revisions.

Our Business, page 18

Service and Maintenance. page 21

11.
We note your response to our prior comment 17. Your response that you employ a single independent contractor to service your payphones is not consistent with your disclosure that indicates that you “employ field service technicians.”

Response:

Noted. Please see revisions.

Certain Relationships and Related Transactions, page 30

12.	Your first paragraph is incomplete. Please revise.

Response:

Please see revisions.

13.	Disclose the identity of the $66,000 payable to USIP.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

The $66,000 payable to USIP represents an inter-company loan from the USIP to Datone, Inc. The note on it is non-interest bearing.

14.
Explain what completed spin-off is being referred to in the fourth paragraph. In order for you to rely upon the safe harbor afforded by Staff Legal Bulletin No 4. from registering the spin-off; the spin-off cannot occur until the information statement is distributed. Please advise.

Response:

The Spin-off was not completed on September 6, 2006. Rather the reverse merger transaction in which USIP ultimately acquired all the issued and outstanding shares of American Eco-environment Corporation (“AEEC”) and consequently, the waste processing and environmental engineering businesses of AEEC’s subsidiaries located in the People’s Republic of China and all our issued shares of common stock were transferred to Trustee. Please see the revisions.

Where you can find more information, . page31

15.
Your second paragraph incorrectly states your obligations under the Securities Exchange Act of 1934. As mentioned in our earlier comment, you became subject to the reporting requirements of Section 12(g) of the Exchange Act on April 1, 2008.

Response:

Please see the revisions.

16.	Your third paragraph is incomplete and not accurate. Please revise.

Response:

Please see the revisions.

Financial Statements for the Years Ended December 31, 2007 and 2006

Balance Sheets, page F-2

17.
It is unclear why your common stock recorded for each period is $49,632 considering you have 49,632,222 shares issued and outstanding with a par value of .0001. It appears that such amount should be $4,963. Please revise.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

We have revised both the audited and unaudited financial statements to reflect the correct par value of $0.0001 per share on the balance sheets and statements of stockholders equity.

18.
It appears that you have restated your current liabilities as of December 31, 2006 to include the current portion of your long-term debt of $240,204 as a current liability. In this regard, we note such amount was classified as long-term in your Form 10-SB filed February 1, 2008. If such amount is considered current, it appears that you should do the following:

•
Revise to label your balance sheet as of December 31, 2006 as restated, include a footnote to your financials explaining the restatement and have your auditors reference the restatement footnote in their audit report.

•
Reclassify the amounts presented in your interim balance sheets for March 31, 2008 and December 31 • 2007 as current liabilities rather than long-term. Such amounts should also be labeled as restated with a footnote explaining the restatement.

Please revise or advise.

Response:

We have provided the disclosure regarding the restatement for 2006 as requested. We have also reclassified the liability as a current liability in the interim financial statements. We have obtained a revised report from our independent auditors reflecting the same.

Statement of Operations. page F-3

19.	Please revise to include bad debt expense in operating loss. Such amount should be recorded next to the general and administrative expenses line item.

Response:

The statement of operations has been revised to reflect bad debt expense as an operating item.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business, page F-6

20.
We note your response to our prior comment 28 which states that Note 4 has been revised to clarify that sales of telephone and related equipment are excluded from revenues. However, Note 4 does not discuss “telephone” sales and equipment. In addition, your revenue recognition footnote still discusses “telephone equipment repairs and sales.”  Please revise your Nature of Business and Revenue Recognition footnotes and Note 4.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

The confusion appears to arise from the terms used. We have restated the notes to the financial statements to use terms which we believe are more specific.

Accounting Presentation. page F-6

21.
Your disclosures under Accounting Presentation does not reconcile with your disclosures in Note 12, In this regard, you state on page F-6 that the spin-off occurred, however, on page F-I I you imply that the spin-off has not occurred. Please revise.

Response:

We have revised Note 13 to remove all language referring to the spin-off in the future tense.

Revenue Recognition, page F-7

22.
We note your response to our prior comment 27 and your revision to the footnote. Your policy as disclosed is still unclear to us. Please revise to clarify your footnote similar to your explanation included in your response.

Response:

The wording from the response to prior comment 27 has been added to the revenue recognition footnote on page F-7 to clarify the process for recording dial around revenues.

Note 7. Long-Term Debt. page F-9

23.
We refer to your note payable to Callaway Properties. Please tell us how you incurred the note payable to Callaway, Also, tell us why you have not imputed any interest expense on this note. Finally, please explain your relationship with Callaway, if any. In this regard, we note that you also have a lease with Callaway for your headquarters.

Response:

Callaway Properties is owned by the mother of Joseph J. Passalaqua, a significant shareholder and officer of the Company. She also owns the building which the Company began to lease during 2007. The balance of $186,503 as of December 31, 2006 was a cash advance. During 2007 and 2008, $53,000 and $15,000, respectively, were added to the note payable from deferred lease payments. Accordingly, the financial statements have been restated to record an imputed interest on the average balance due on the note payable during each financial period presented.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Note 8. Commitments, page F-9

24.
We refer to your response to our prior comment 13 and your disclosures provided in the operating expense discussion of your results of operations regarding your lease. However, your disclosure in Note 8 does not provide the information with respect to this lease as required by paragraph 16 of SFAS 13. Please revise your footnote.

Response:

The disclosure required under paragraph 16 of SFAS 13 has been added to Note 5.

Note 14, Recent Account Pronouncements, page F-11

25.
We note your response to our prior comment 29. Please note that Note 14 does not discuss FIN 48. In addition, we did not find the effect of the adoption of FIN 48 anywhere else in your document. Please revise.

Response:

The effect of the adoption of FIN 48 has been added to Note 14.

Exhibits

26.
We note your response to prior comment 32. However, in your most recent amendment, filed July 16, 2008, the filing on EDGAR has the subject lease agreement tagged as Exhibit 10.1, while the Index to Exhibits identifies the document as Exhibit 10.2. Please revise to reconcile this inconsistency.

Response:

Please see the revisions.

*    *     *

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Benjamin A. Tan, Esq.

cc: Mr.Craig Burton
Chief Executive Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com